UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Stratus Properties Inc.

(Exact name of registrant as specified in its charter)

Delaware	72-1211572
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

212 Lavaca St., Suite 300, Austin, TX	78701
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

                None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities To Be Registered.

On September 22, 2020, the board of directors (the “Board”) of Stratus Properties Inc., a Delaware corporation (the “Company”), adopted a stockholder rights agreement and declared a dividend of one right (a “Right”) for each outstanding share of Company common stock, par value $0.01 per share (“Common Stock”), to stockholders of record at the close of business on October 2, 2020 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share of Series D Participating Cumulative Preferred Stock, par value $0.01 per share (“Preferred Stock”), of the Company at an exercise price of $150 per Right, subject to adjustment. The description and terms of the Rights are set forth in a stockholder rights agreement, dated as of September 22, 2020 (the “Rights Agreement”), between the Company and Computershare Inc., as rights agent (and any successor rights agent, the “Rights Agent”).

The Board has previously announced the initiation of an in-depth exploration of a conversion of the Company from a C-Corporation to a real estate investment trust (“REIT”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Company has not yet determined if it will convert to a REIT.

The Company’s potential status as a REIT under the Code (its “REIT Status”) may be adversely impacted by concentrated ownership of its Common Stock. Therefore, the Board approved, and the Company entered into, the Rights Agreement in an effort to protect stockholder value by attempting to provide for the preservation of the Company’s potential REIT Status by limiting, subject to certain exceptions as set forth in the Rights Agreement, a person’s or group’s ability to own 9.8% or more of the Common Stock, as calculated in accordance with the Rights Agreement (the “Ownership Threshold”), which ownership or deemed ownership in excess of the Ownership Threshold may threaten the Company’s potential REIT Status. The Rights Agreement will terminate on its third anniversary, September 22, 2023, if it has not been earlier terminated, as described below.

The Company anticipates that it will seek stockholder approval to adopt ownership limitations in its charter documents, as is customary for REITs, if the Board ultimately recommends that the Company convert to a REIT. The Rights Agreement is intended to help protect the Company’s potential REIT Status until the approval of those ownership limitations by the Company’s stockholders, or, if earlier, until the Rights expire, as described below.

The Rights Agreement should not interfere with any merger or other business combination approved by the Board, including for the avoidance of doubt any transaction approved by the Board related to the Company’s (or a successor’s thereof) potential conversion from a C-Corporation to a REIT.

The Rights. The Rights will attach to shares of Common Stock outstanding as of the Record Date and any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from the Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

•

the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns the Ownership Threshold or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or

•

the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of or first public announcement of intent to commence a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

An Acquiring Person does not include:

•	the Company or any subsidiary of the Company;

•	any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

•

any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company;

•

any person or group that, together with its affiliates and associates, beneficially owns the Ownership Threshold or more of the outstanding shares of Common Stock will not, as determined by the Board in its sole discretion, adversely impact, jeopardize or endanger the potential availability to the Company of its REIT Status; or

•

any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns the Ownership Threshold or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least the Ownership Threshold of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of the Ownership Threshold and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus one share of Common Stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. In addition, for purposes of the Rights Agreement, a person or group is deemed to beneficially own shares of any other person(s) or group(s) with which such person or group is acting in concert (as defined in the Rights Agreement).

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on September 22, 2023 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by the Company (as described below), (c) upon the closing of certain merger or other acquisition transactions involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person, (d) the time at which the Company’s conversion to a REIT under the Code becomes effective, and (e) the close of business on December 31, 2021 unless stockholder approval of the Rights Agreement has been obtained on or prior to such time (the earliest of (a), (b), (c), (d) and (e) being herein referred to as the “Expiration Time”).

Flip-In Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-In Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $150.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $300.00 worth of Common Stock for $150.00. Assuming that Common Stock had a per share value of $22.00 at that time, the holder of each valid Right would be entitled to purchase 13.64 shares of Common Stock for $11.00 per share.

Flip-Over Event. In the event that, at any time following the Stock Acquisition Date, directly or indirectly, any of the following occurs (each, a “Flip-Over Event”):

•

the Company consolidates with, or merges with and into, any other entity (other than a direct or indirect, wholly-owned subsidiary of the Company), and the Company is not the continuing or surviving entity;

•

any entity (other than a direct or indirect, wholly-owned subsidiary of the Company) engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are converted into or exchanged for stock or other securities of any other entity or cash or any other property; or

•	the Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company’s assets, cash flow or earning power,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Stock Provisions. Each share of Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof to quarterly dividend payments equal to the greater of $100 per share and 100 times the amount of all cash dividends plus 100 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $100 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 100 shares of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 100 shares of Common Stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock;

•

if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or

•

upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. The Company shall not be required to issue fractional shares of Preferred Stock and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the earlier of (i) the tenth day following the Stock Acquisition Date or (ii) Final Expiration Time, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price for each Right so held.

At any time after any person or group becomes an Acquiring Person and prior to the time that any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of two shares of Common Stock, or two one-hundredths of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement. The Company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person any of its affiliates or associates or any transferee of any Acquiring Person or any such affiliate or associate thereof).

Miscellaneous. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company or in the event of the redemption of the Rights as described above.

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of the Series D Participating Cumulative Preferred Stock of the Company, dated September 22, 2020.

4.1	Stockholder Rights Agreement, dated as of September 22, 2020, by and between the Company and Computershare Inc., as rights agent (which includes the Form of Rights Certificate as Exhibit C thereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS PROPERTIES INC.

Date: September 22, 2020

	By:	/s/ Erin D. Pickens
Name: Erin D. Pickens
Title: Senior Vice President and Chief Financial Officer (authorized signatory and Principal Financial Officer)